                                                                      EXHIBIT 1

                      Envirotest Systems Corp. to Explore
             Strategic Alternatives To Maximize Shareholder Value

SUNNYVALE, Calif., May 7, 1998 -- In order to maximize the business potential of Envirotest Systems Corp. (Amex: ENR) and, in turn, the Company's value to shareholders, the Board of Directors has authorized the Company to explore all strategic alternatives available to it.

To assist it in exploring and pursuing such alternatives, the Company has retained the investment banking firm of Credit Suisse First Boston.

Chester Davenport, Chairman of Envirotest, stated, "The Board and management believe that the time is right to pursue a strategic alternative for Envirotest which will best enable the Company to realize its long-term business potential. Vehicle emissions testing is becoming more and more important as regulations are put in place globally to achieve cleaner air. According to industry estimates, worldwide registration of new passenger cars alone are expected to be in the range of 40 million per year by 2005.

"We believe that a strategic alternative could provide the Company with even greater financial, operational and organizational capabilities and thereby best position Envirotest for the future. Envirotest has a significant opportunity to extend its leadership in the centralized testing market into the much larger decentralized market by entering into alliances with major vehicle services retailers and by rapidly implementing testing programs featuring the Company's patented Remote Sensing Technology. Envirotest also has an opportunity to generate incremental marketing-related revenue from assets it already has -- captive audience and customer data.

"By exploring our strategic alternatives, we can determine if we have an opportunity to accelerate the Company's ability to take advantage of these growth opportunities. Whatever the strategic course of action the Board decides to pursue on behalf of Envirotest, it will be one that is designed to achieve the maximum value for shareholders," Mr. Davenport concluded.

Envirotest is the largest provider of vehicle inspection services in the country and the only domestic company that provides vehicle inspection services outside the United States. The Company has an approximate 70% market share of the approximately $210 million contractor-operated centralized vehicle emissions testing market. Envirotest operates 14 emissions testing programs in 10 states and British Columbia. During its 1997 fiscal year ended September 30, 1997, Envirotest conducted approximately 14 million vehicle emissions tests.

In addition, Envirotest recently announced its entry into the approximately $800 million decentralized emissions testing market through, among other means, a long-term agreement with ARCO (NYSE: ARC) in Southern California and its planned commercialization of Remote Sensing Technology.

Remote Sensing Technology is a consumer-friendly and non-obtrusive product that uses cutting-edge, proprietary technology to measure emissions levels as vehicles drive past a remote, roadside sensor. Envirotest expects to begin commercial RST programs in states during 1998.

As reported, Envirotest's earnings for the first six months of fiscal 1998 ended March 31, 1998, were $3.7 million versus a loss of $11.9 million for the same period last year. EBITDA for the first six months of fiscal 1998 was $31.7 million versus $15.6 million for the same period last year. Revenues for the first six months of fiscal 1998 were $77.6 million versus $64.9 million for the same period last year.

This press release contains statements that are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which represent the Company's expectations or beliefs concerning future events. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. A number of such factors are set forth in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

SOURCE  Envirotest Systems Corp.

CO:  Envirotest Systems Corp.

ST:  California

IN:  ENV AUT

SU:

05/07/98 08:40 EDT http://www.prnewswire.com